UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004 and 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-11846

A.       Full title of the Plan:

APTARGROUP, INC. PROFIT
SHARING AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

APTARGROUP, INC.
475 West Terra Cotta Avenue, Suite E
Crystal Lake, Illinois 60014
Telephone: (815) 477-0424

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN

Note: All other schedules of additional financial information required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Administrative Committee
AptarGroup, Inc. Profit Sharing and Savings Plan
Crystal Lake, Illinois

We have audited the accompanying statement of net assets available for benefits of the AptarGroup, Inc. Profit Sharing and Savings Plan (the “Plan”) as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2004 financial statements taken as a whole. The supplemental schedule of delinquent deposits of participant contributions and schedule of assets (held at end of year) are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Oak Brook, Illinois
June 20, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator
of AptarGroup, Inc. Profit Sharing and Savings Plan

In our opinion, the statement of net assets available for benefits as of December 31, 2003 present fairly, in all material respects, the net assets available for benefits of the AptarGroup, Inc. Profit Sharing and Savings Plan (the “Plan”) at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP

Chicago, Illinois
June 24, 2004

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE
FOR BENEFITS
AT DECEMBER 31, 2004 AND 2003

	2004	2003
Assets:
Investments, at fair value	$71,841,539	$63,541,203
Participant loans	1,908,292	1,887,132
Other Receivables: Unsettled Trades		8,626
Contributions Receivable:
Participant	235,264	174,172
Employer	82,855	50,615

NET ASSETS AVAILABLE FOR BENEFITS	$74,067,950	$65,661,748

The accompanying notes are an integral part of these statements.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004

2004

Additions to net assets attributed to:

Income from investments:

Dividends	$1,183,906
Interest	103,575

Net appreciation in fair value of investments	5,800,233

Contributions:
Participant	4,473,146
Employer	1,460,934

Total Additions	13,021,794

Deductions from net assets attributed to:

Benefits paid to participants	4,574,229

Administrative expenses	41,363

Total Deductions	4,615,592

Net increase in net assets available for benefits for the year	8,406,202

Net assets available for benefits, beginning of the year	65,661,748

Net assets available for benefits, end of the year	$74,067,950

The accompanying notes are an integral part of these statements.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of the AptarGroup, Inc. Profit Sharing and Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

The Plan, established on April 22, 1993, is a participant-directed defined contribution plan which covers eligible full-time and part-time non-union employees of AptarGroup, Inc. and certain of its subsidiaries (the “Company” or the “Employer”). The Plan is administered by a committee appointed by the Company, consisting of Company employees.

A participant (“Participant” or “Participants”) is a full-time employee who becomes eligible to participate on the first day of the month following 30 days of service, or a part-time employee who becomes eligible to participate after completion of 1000 hours of service in any consecutive twelve-month period. Participation is elective and is exercised by means of authorizing contributions of salary to the Plan of not less than 1 percent and not more than 25 percent of earnings (subject to Internal Revenue Code (“IRC”) limitations). Participants’ earnings are generally defined as total compensation for services rendered to the Employer. Participants may elect to suspend their contributions at any time. Eligible employees will not share in any Employer contributions for any period in which they voluntarily suspend their contributions or do not participate in the Plan. Active participation can be elected again on the next regular enrollment date.

Contributions

The amount of Employer contributions is determined annually by the Employer on a discretionary basis. Such contributions are computed as a matching percentage of each Participant’s contribution within specified limits. The Company matched 50% of Participant contributions up to the first 6% for the year ended December 31, 2004.

Plan Investments

Fidelity Management Trust Company (the “Trustee”) is the trustee for the Plan. Participants may direct their contributions and the employer matching contribution to any combination of the following investment options which includes the following investment funds (the “Trust”) available to Participants:

Retirement Government Money Market Portfolio- Assets included in this fund are invested in U.S. government securities and repurchase agreements for those securities. The goal of this fund

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

is to preserve a level of current income as is consistent with the security of principal and liquidity.

Fidelity Magellan Fund- Assets included in this fund are primarily invested in common stock and securities of domestic and foreign issuers with the intention of seeking capital appreciation. No more than 40% of the fund’s assets may be invested in companies operating exclusively in any one foreign country.

Fidelity Managed Income Portfolio- Assets included in this fund are primarily invested in investment contracts issued by insurance companies and other financial institutions, and in fixed income securities. The goal of this fund is to preserve a principal investment while earning interest income.

Fidelity Growth and Income Portfolio- Assets included in this fund are normally invested in common stock with a focus on those that pay current dividends and show potential for capital appreciation. The goal of this fund is to provide high total return through a combination of current income and capital appreciation.

Fidelity Diversified International Fund- The fund primarily invests in common stock of foreign securities. Foreign investments involve greater risk and may offer greater potential returns than U.S. investments. The goal of this fund is to provide capital growth.

Fidelity Asset Manager Fund- Assets included in this fund are invested in all basic types of U.S. and foreign investments including, but not limited to: stocks, bonds, and short-term and money market instruments. The goal of this fund is to provide high total return with reduced risk over the long term.

Fidelity Small Cap Independence Fund- The fund normally invests at least 80% of total assets in securities of companies with small market capitalizations. The fund may invest in securities of domestic and foreign issuers. The goal of the fund is to provide capital appreciation.

PIMCO Total Return Fund Administrative Class- The fund invests in all types of bonds, including U.S. government, corporate, mortgage and foreign. While the fund maintains an average portfolio duration of three to six years, investments may also include short-and long-maturity bonds. The goal of this fund is to provide high total return that exceeds general bond market indices.

AptarGroup, Inc. Stock Fund- Assets included in this fund are invested in the common stock of the Employer or its affiliates. Performance of this fund is directly tied to the performance of the Company as well as to that of the stock market as a whole.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

Participant Accounts

A Participant may elect to transfer certain portions of his or her account in the Plan from one fund to another up to twelve times per year subject to certain restrictions between the Retirement Government Money Market Fund and Managed Income Fund. Each participant’s account is credited with contributions and an allocation of plan earnings, and reduced for benefit payments and certain administrative expenses. Plan earnings are determined and credited to each participant’s account on a daily basis in accordance with the proportion of a participant’s account to all accounts.

Vesting

Each Participant is fully vested in his or her contributions and related earnings at all times. Vesting of the Employer contribution account occurs at the rate of 20 percent per year of service on a cumulative basis for each year of service with a participating Employer. Participants may elect to receive vested benefits in the form of a lump-sum distribution, installment payments, or a combination of these forms, or a direct transfer to an eligible retirement plan. While employed, in the event of hardship, participants may withdraw a portion of their vested account balances as defined by the Plan. Upon withdrawal from the Plan, the Participant will receive the amount of his or her contributions plus the vested portion of his or her Employer contributions. When a Participant terminates employment for any reason other than retirement after age 65, death or disability, the nonvested amounts of the Employer contributions will be forfeited and used to reduce future contributions of the Employer. The amounts of such forfeitures in each of the years ending December 31, 2004 and 2003 were $58,486 and $26,046, respectively. Nonvested amounts for Participants who terminate employment for any reason other than retirement after age 65, death or disability, will be reinstated if reemployment by the Employer occurs prior to incurring five consecutive one year breaks in service as defined by the Plan agreement.

Participant Loans

The Plan provides that a Participant may, for specified reasons, borrow from the Plan an amount not to exceed the lesser of 50 percent of the Participant’s vested account balance or $50,000. Each Participant loan is evidenced by a note and is considered an investment to that Participant’s respective account. Each Participant note carries an interest rate equal to the prime rate plus one percent (loans opened during years ended December 31, 2004 and 2003 had interest rates on outstanding notes ranging from 5.00% to 6.00% and 5.00% to 5.25%, respectively) charged by the Trustee on the date of the loan, and repayment occurs through payroll withholding over a period not to exceed 60 months.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Valuation of Investments

Investments in mutual funds and common stock are stated at current market prices in actively traded markets. Participant loans are valued at cost, which approximates fair market value. The fair value of the Fidelity Managed Income Portfolio is determined by the Trustee. This common trust fund invests in short-term and long-term conventional and synthetic investment contracts issued by insurance companies and other institutions that meet the high credit quality standards established by the Trustee. The investment contracts are recorded at contract value (which represents contributions received, plus interest, less plan withdrawals), which approximates fair value at December 31, 2004 and 2003.

Contributions
Employer and employee contributions are invested directly in appropriate funds based upon employee elections made at the date of enrollment or through authorized changes in elections.

Plan Transfers
During 2004, participant contributions included net assets in the amount of $258,054 that were transferred to the Plan as a result of the employee rollover provision of the Plan.

Payment of Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes thereto. Actual amounts could differ from those estimates.

Security Transactions and Investment Income
Purchases and sales of securities, including related gains and losses, are recorded as of the trade date. Unsettled security investments represent transactions entered into prior to the end of the accounting period for which cash settlement is made in a subsequent period. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. In accordance with the policy of stating investments at current value, net appreciation or depreciation is reflected in the Statement of Changes in Net Assets Available for Benefits. This net appreciation

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

or depreciation consists of realized and unrealized gains and losses. Realized losses and gains are calculated as the difference between proceeds from a sales transaction and cost determined on an average basis. Unrealized losses and gains are calculated as the change in the fair value between the beginning of the year (or purchase date if later) and the end of the year.

Reconciliation of Financial Statements to Form 5500

The Plan follows the method of reporting benefit payment obligations prescribed by the American Institute of Certified Public Accountants (AICPA) in its guidance for accounting and disclosure by employee benefit plans. Based on this accounting method, participant distributions payable at the year-end are not presented as a liability in the Statement of Net Assets Available for Benefits. Accordingly, certain balances included on Schedule H (Part I and II) of the Form 5500 differ from those included in these financial statements. Benefits paid to participants in the Statement of Changes in Net Assets Available for Benefits differs from the Form 5500 by the change in the amount of distributions payable at December 31. The ending net asset balances are reconciled as follows:

	December 31,
	2004	2003
Net assets, reflected on Form 5500	$74,067,950	$65,427,614
Add: Distributions payable	—	234,134

Net assets, reflected in the financial statements	$74,067,950	$65,661,748

Trustee and Administrative Expenses

Expenses incurred in the administration of the Plan and Marquette Investment Manager fees are paid by the Company through Plan forfeitures, except for loan service fees, which are paid by the Participants.

NOTE 3 – PARTY-IN-INTEREST TRANSACTIONS

Related party transactions consisted of loans made to Participants and investments in the AptarGroup Stock Fund. Additionally, certain Plan investments are shares of mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to the Trustee for loan services amounted to $12,370 for the year ended December 31, 2004. Fees paid by the Company through Plan forfeitures to the Trustee and Marquette Investment Manager for trustee and investment management fees amounted to $10,368 and $18,625, respectively, for the year ended December 31, 2004. These transactions are not prohibited transactions as defined under the Employee Retirement Income Security Act of 1974 (“ERISA”).

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 4 – FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 4, 2002 that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and continues to be operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 5 – RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

NOTE 6 – AMENDMENT AND TERMINATION OF PLAN

The Plan may be amended at any time by the Company. However, no amendment may adversely affect the current rights of the Participants in the Plan with respect to contributions made prior to the date of the amendment.

Although it has not expressed any intent to do so, the Company reserves the right to discontinue Employer contributions or to terminate its participation in the Plan at any time. In the event of a partial or complete termination of the Plan, all Participants with respect to whom the Plan is being terminated shall be fully vested in their accounts as of the date of the termination of the Plan. If a Participant remains an employee of the Company or its affiliates following the termination of the Plan, his benefits shall remain in the Trust until his severance from service and then shall be paid to him in accordance with the provisions of the Plan.

The Plan is subject to the provisions of ERISA applicable to defined contribution plans. Since the Plan provides for an individual account for each Participant and for benefits based solely on the amount contributed to the Participant’s account and any income, expenses, gains and losses attributed thereto, its benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 7 – INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2004	2003

Money Market Fund
Fidelity Retirement Government
Money Market Portfolio	$10,521,652	$11,238,440

Common Stock Fund
AptarGroup, Inc. Stock Fund	10,293,605	7,877,962

Mutual Funds
Fidelity Magellan Fund	22,147,227	21,103,316

Fidelity Growth and Income Portfolio	13,982,072	12,535,721

Fidelity Managed Income Portfolio	5,533,285	5,106,557

Fidelity Diversified International Fund	4,306,698	2,417,348

During 2004, the Plan’s investments (bought, sold and held during the year) appreciated in value by $5,800,233. Mutual funds and AptarGroup, Inc. common stock accounted for $3,043,408 and $2,756,825 of the appreciation, respectively.

NOTE 8 – PROHIBITED TRANSACTION- LATE REMITTANCE

During 2004 the Plan inadvertently engaged in a prohibited transaction by late remittance of participant deferrals which is an operational deficiency in the Plan’s compliance with the applicable qualification sections of the Internal Revenue Code. The effects of the transaction have been corrected in accordance with the procedures prescribed by the Internal Revenue Services, and management does not believe there will be any effect on the Plan’s financial position.

Schedule H, Line 4a

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2004

Name of plan sponsor:             AptarGroup, Inc.
Employer identification number:       36-3853103
Three-digit plan number:                                 002

Participant Contributions of the Current Plan Year Not Deposited Into the Plan Within the Time Period Described in 29 CFR 2510.3-102	$9,902

Plus: Delinquent Deposits of Prior Year Participant Contributions Not Corrected Prior to the Current Plan Year	0

Total Delinquent Participant Contributions (line 4a of Schedule H)	$9,902

Less: Amount fully corrected under the DOL’s Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	0

Delinquent Deposits of Participant Contributions Constituting Nonexempt Prohibited Transactions	$9,902	(1)

(1) Of this amount, $9,902 has been fully corrected outside of the VFC Program.

Schedule H, Line 4i

APTARGROUP, INC.
PROFIT SHARING AND SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AT DECEMBER 31, 2004

Name of plan sponsor:              AptarGroup, Inc.
Employer identification number:       36-3853103
Three-digit plan number:                                 002

	Description
Identity of Issue	of Investment	Cost**	Fair Value

*Fidelity Retirement Government Money Market Portfolio	Mutual Fund		$10,521,652

*Fidelity Magellan Fund	Mutual Fund		22,147,227

*AptarGroup, Inc. Stock Fund	Common Stock Fund		10,293,605

*Fidelity Growth and Income Portfolio	Mutual Fund		13,982,072

*Fidelity Managed Income Portfolio	Common Trust Fund		5,533,285

*Fidelity Diversified International Fund	Mutual Fund		4,306,698

*Fidelity Asset Manager Fund	Mutual Fund		2,242,205

*Fidelity Small Cap Independence Fund	Mutual Fund		2,308,295

PIMCO Total Return Fund Administrative Class	Mutual Fund		506,500

*Participant Loans — Range of interest rates 5.00% - 10.50%	Loans		1,908,292

			$73,749,831

*Party-in-interest
**Investments are participant-directed. Cost is not required to be presented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, AptarGroup, Inc., as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AptarGroup, Inc. Profit Sharing and Savings Plan

By:	AptarGroup, Inc., as Plan Administrator

By:	/s/ Lawrence Lowrimore
Lawrence Lowrimore
Vice President-Human Resources

June 28, 2005

INDEX OF EXHIBITS

Exhibit No.	Description

23*	Consents of Independent Registered Public Accounting Firms.

* Filed herewith.